                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 36)

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                              Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 12, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Georgia
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        -0-
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    -0-
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,994,300
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     49.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    ART Holdings, Inc., FEI No. 75-2663476
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Nevada
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        -0-
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    -0-
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Nevada
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        1,166,947
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    1,166,947
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,166,947
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     14.5%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Texas
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        1,827
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    1,827
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,827
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     0.02%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Syntek Asset Management, L.P., FEI No. 75-2311348
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        26,475
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    26,475
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,475
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     0.3%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    American Reality Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Nevada
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        -0-
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    -0-
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,994,300
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     49.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    Nevada
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Nevada
--------------------------------------------------------------------------------
                7)  Sole Voting Power
Number of
Shares Bene-        3,994,300
ficially        ----------------------------------------------------------------
Owned by        8)  Shared Voting Power
Each Report-
ing Person          -0-
With            ----------------------------------------------------------------
                9)  Sole Dispositive Power

                    3,994,300
                ----------------------------------------------------------------
                10) Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,994,300
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     49.7%
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 36 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the"Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 35 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20- 9.

         This Amendment No. 36 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including changes in officers and directors of entities and a proposed merger of the Issuer. During the period ended January 31, 2002, the collective beneficial ownership of the Reporting Persons increased by approximately 5% due to a reduction in the number of Shares of Common Stock of the Issuer outstanding.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), ART Holdings, Inc., a Nevada corporation ("AHI"), The Gene
E. Phillips Children's Trust (the "GEP Trust"), Syntek Asset Management, L.P., a Delaware limited partnership ("SAM LP"), American Realty Investors, Inc., a Nevada corporation ("ARL") and EQK Holdings, Inc., a Nevada corporation ("EQK"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, BCM, AHI, the GEP Trust, SAM LP, ARL and EQK are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, because Gene
E. Phillips is a general partner of SAM LP, BCM is beneficially owned by a trust for the benefit of Mr. Phillips' children; BCM serves as Advisor to ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. AHI and EQK are each wholly-owned subsidiaries of ART and ART is a wholly-owned subsidiary of ARL. During April 2001, AHI transferred all 16,000 Shares directly owned by AHI to ART (which then transferred such shares to EQK), and thereby ceased to be a "Reporting Person."

         I. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. On August 3, 2000, ART became a wholly-owned subsidiary of ARL. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         II. AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Shares beneficially owned by ART. The name, business address and capacity with AHI of each of the executive officers or directors of AHI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         III. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         IV. SAM LP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. SAM LP has no officers or directors. The general partners of SAM LP are Gene E. Phillips and Syntek Asset Management, Inc., a Texas corporation ("SAMI"). SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and other business ventures. SAMI's principal place of business and principal office is located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The name, business address and capacity with SAMI of each of the executive officers or directors of SAMI are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America.

             Mr. Gene E. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         V. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of the GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 100, Dallas, Texas 75234. Mr. Donald W. Phillips present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald W. Phillips is a citizen of the United States of America.

         VI. ARL is a real estate investment company organized and existing under the laws of the State of Nevada engaged through subsidiaries in the business of investing in, financing, owning and operating real estate and real estate related assets. ARL's outstanding securities are listed and traded on the New York Stock Exchange ("NYSE"). The name, business address and capacity with ARL of each of the executive officers or directors of ARL are set forth on
Schedule 5 attached hereto. Each of the individuals listed on Schedule 5 is a citizen of the United States of America.

         VII. EQK is a corporation organized and existing under the laws of the State of Nevada. EQK is an indirect subsidiary of ARL. The name, business address and capacity with EQK of each of the executive officers or directors of EQK are set forth on Schedule 6 attached hereto. Each of the individuals listed on Schedule 6 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1, 2, 3, 4, 5 or 6 who may have previously been referred to as executive officers or directors of ART, AHI, BCM, SAMI, ARL, or EQK respectively in Amendment No. 35 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of ART, BCM, AHI, SAM LP, the GEP Trust, ARL or EQK, nor any of their respective executive officers or directors, general partners or trustees has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of ART, BCM, AHI, SAM LP, the GEP Trust, ARL, or EQK, nor any of their respective executive officers or directors, general partners or trustees has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Amended Statement is hereby further amended as follows:

         The United States District Court for the Northern District of California entered an Order on February 12, 2002 granting final approval of a proposed settlement of a derivative action entitled Jack Olive, et al. v. National Income Realty Trust, et al. (the "Olive Litigation"). Income Opportunity Realty Investors, Inc. ("IOT"), TCI and ART are parties to the Olive Litigation. The Settlement Agreement requires through the mechanism of freeze-out mergers that IOT and TCI become subsidiaries of ARL. Under the Settlement Agreement, persons not affiliated with ARL, ART, BCM or Gene E. Phillips are to receive $19 per share in cash for the IOT Common Stock, or $17.50 per share in cash for TCI Common Stock. In the freeze-out mergers, the non-affiliated stockholders will have the opportunity (but no obligation) to affirmatively elect to receive shares of Preferred Stock of ARL having a liquidation value of $21.50 per share in cash in exchange for the IOT's Common Stock or $20 per share in cash for TCI Common Stock. In the freeze-out mergers, the entities affiliated with ARL and BCM will receive shares of ARL Preferred Stock for shares of Common Stock of the IOT and/or TCI held by them. The purchase prices and liquidation values have been established under the Settlement Agreement. The freeze-out mergers are to occur only after satisfaction of certain conditions, including the approval of each freeze-out merger by a majority of the shares held by stockholders of TCI and/or IOT who are not affiliated with BCM, ARL or their affiliates who vote in person or by proxy at meetings of stockholders called for that purpose. It is presently anticipated that the proposed acquisitions through the freeze-out mergers would occur during the third calendar quarter of 2002 (July 1 - September 30, 2002). If such mergers occur, TCI would become a wholly-owned subsidiary of ARL, and the Shares would become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         Except with respect to the proposed merger transaction described above, and any ancillary affect same would have on the following items, the Reporting Persons do not have any plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of TCI or any of its subsidiaries (except that as part of the proposed merger transaction, certain real property assets owned by the Issuer may be sold);

                  (d) Any change in the present Board of Directors or Management of TCI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of TCI;

                  (f) Any other material change in TCI's business or corporate structure;

                  (g) Changes in TCI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TCI by any person (except that the Reporting Persons' collective ownership of 64.5% of the outstanding Shares would itself be an impediment to any potential change of control not approved by the Reporting Persons);

                  (h) Causing a class of securities of TCI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that if the merger of TCI with a subsidiary of ARL is effectuated, TCI's Shares will no longer be eligible for listing on a national securities exchange);

                  (i) A class of equity securities of TCI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (except that if the merger of TCI with.

         a subsidiary of ARL is consummated, the number of common stockholders of TCI will be reduced below 300, and such Shares would then become eligible for termination of registration); or

                  (j) Any actions similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of January 31, 2002, the total number of issued and outstanding Shares was 8,042,629 Shares. As of January 31, 2002, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

                                No. of Shares       Approximate %
               Name             Owned Directly          Class
               ----             --------------      -------------
               ART*                3,994,300            49.7%
               BCM                 1,166,977            14.5%
               AHI                    -0-                -0-
            GEP Trust                  1,827           0.002%
             SAM LP                   26,475             0.3%
               ARL*                3,994,300            49.7%
              EQK**                3,994,300            49.7%
                                   ---------           -----
             Totals                5,189,549***         64.5%
                                   =========           =====


----------

         * Same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK.

         ** Effective August 10, 2001, ART transferred to its subsidiary EQK 2,135,400 Shares, all of which had previously been purchased in open market transactions over a period of years.

         *** If the merger of TCI with a subsidiary of ARL is consummated (i) the 1,166,977 Shares held by BCM will be converted into 1,166,977 shares of ARL Series G Preferred Stock, (ii) the 1,827 Shares held by the GEP Trust will be converted into 1,827 shares of ARL Series G Preferred Stock, (iii) the 26,475 Shares held by SAM LP will be converted into 26,425 shares of ARL Series G Preferred Stock, and (iv) the 3,994,300 Shares held by EQK will be cancelled.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned.

by EQK described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; and each of the directors of SAMI and the other General Partner of SAM LP may be deemed to beneficially own the Shares held by SAM LP. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                          No. of Shares
  Name of Director                        Beneficially       % of
or General Partner          Entity            Owned          Class
------------------          ------        -------------      -----
Collene C. Currie             ARL           3,994,300*        49.7%
Earl D. Cecil                 ARL           3,994,300*        49.7%
Richard W. Humphrey           ARL           3,994,300*        49.7%
Joseph Mizrachi               ARL           3,994,300*        49.7%
Ryan T. Phillips              BCM+          1,168,804         14.5%
Mickey Ned
Phillips                      BCM           1,166,977         14.5%
Donald W. Phillips         GEP Trust            1,827        0.002%
Gene E. Phillips             SAM LP            26,475          0.3%
SAMI                         SAM LP            26,475          0.3%
Robert A. Waldman         ART and EQK       3,994,300*        49.7%
Ronald E. Kimbrough       ART and EQK       3,994,300*        49.7%
                                           ----------        -----
    Total Units beneficially
    owned by Reporting Persons
    and individuals listed above:           5,189,549         64.5%
                                           ==========        =====

----------

 + Also beneficiary of the GEP Trust.

         (b) Each of the directors of EQK share voting and dispositive power over the 3,994,300 Shares held by EQK. The directors of BCM have shared voting and dispositive power over the 1,163,677 Shares held by BCM. The two General Partners of SAM LP each have shared voting and dispositive power over the 26,475 Shares by SAM LP. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         During the 60 calendar days ended January 31, 2002, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof.

 (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt.

of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK has pledged 2,601,798 Shares to Sunset Management, LLC pursuant to a loan agreement with such lender. EQK has also pledged 843,111 Shares to Dynamic Finance Corporation as collateral for indebtedness under a loan agreement with such collateral for a guaranty of indebtedness of ART under a loan agreement with such lender. EQK has also pledged 249,191 Shares to Preferred Bank as collateral for a guaranty of indebtedness of ART under a loan agreement with such lender. The remaining 300,000 Shares owned directly by EQK may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

         BCM has pledged 920,507 Shares to Sunset Management, LLC pursuant to a loan agreement with such lender. BCM has also pledged 36,689 Shares to Dynamic Finance Corporation as collateral for a guaranty of indebtedness of an affiliate of BCM under a loan agreement with such lender. The remaining 209,751 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the

Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 26,475 Shares owned by SAM LP may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Bear Stearns relating to an account of SAM LP. Such arrangement with such brokerage firm is a standard arrangement involving margin securities of up to a specified percentage of the market value of all securities in such account, including the Shares, and bears interest at varying rates and contains only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Amended Statement is hereby further amended to add the following exhibits, which are filed herewith or are incorporated by reference as indicated below:

       EXHIBIT
     DESIGNATION  DESCRIPTION OF EXHIBIT.
     -----------  -----------------------
         2.1      Second Amendment to Modification of Stipulation of Settlement
                  effective October 17, 2001 (incorporated by reference to
                  Exhibit 10.1 to Transcontinental Realty Investors, Inc.
                  Current Report on Form 8-K filed on April 10, 2002, File No.
                  001-9240).

         2.2 Amendment to Second Amendment to Modification of Stipulation dated February 4, 2002 (incorporated by reference to Exhibit
                  10.2 to Transcontinental Realty Investors, Inc. Current Report on Form 8-K filed on April 10, 2002, File No. 001-9240).

         2.3      Order entered February 12, 2002, by the United States District
                  Court, Northern District of California (incorporated by reference to Exhibit 10.3 to Transcontinental Realty
                  Investors, Inc. Current Report on Form 8-K filed on April 10,
                  2002, File No. 001-9240).

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 36 to Statement on Schedule 13D is true, complete and correct.

Dated: April 12, 2002

SYNTEK ASSET MANAGEMENT, LP,            AMERICAN REALTY TRUST, INC.
a Delaware limited partnership
                                        By:  /s/ Ronald E. Kimbrough
By: Syntek Asset Management,                -----------------------------
    Inc., General Partner                   Ronald E. Kimbrough
                                            Executive Vice President
By:  /s/ Ronald E. Kimbrough
    -----------------------------
    Ronald E. Kimbrough
    Executive Vice President

AMERICAN REALTY INVESTORS, INC.         BASIC CAPITAL MANAGEMENT, INC.

By:  /s/ Ronald E. Kimbrough            By:  /s/ Ronald E. Kimbrough
    -----------------------------           -----------------------------
    Ronald E. Kimbrough                     Ronald E. Kimbrough
    Executive Vice President                Executive Vice President


ART HOLDINGS, INC.                      EQK HOLDINGS, INC.

By:  /s/ Ronald E. Kimbrough            By:  /s/ Ronald E. Kimbrough
    -----------------------------           -----------------------------
    Ronald E. Kimbrough                     Ronald E. Kimbrough
    Executive Vice President                Executive Vice President


THE GENE E. PHILLIPS
CHILDREN'S TRUST

By: /s/ Donald W. Phillips
   ------------------------------
   Donald W. Phillips, Trustee

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           AMERICAN REALTY TRUST, INC.


                                                              PRESENT BUSINESS IN
 NAME AND CAPACITY WITH AMERICAN                              WHICH EMPLOYMENT IS
       REALTY TRUST, INC.               BUSINESS ADDRESS           CONDUCTED
--------------------------------        ----------------      -------------------
Ronald E. Kimbrough, Director        1800 Valley View Lane    Executive Vice
and Executive Vice President and     Suite 300                President, Basic
Chief Financial Officer              Dallas, Texas 75234      Capital Management,
                                                              Inc.

Mark W. Branigan, Executive Vice     1800 Valley View Lane    Executive Vice
President - Residential              Suite 300                President, Basic
                                     Dallas, Texas 75234      Capital Management,
                                                              Inc.

David W. Starowicz, Executive        1800 Valley View Lane    Executive Vice
Vice President - Commercial          Suite 300                President, Basic
Asset Management                     Dallas, Texas 75234      Capital Management,
                                                              Inc.

Louis J. Corna, Executive Vice       1800 Valley View Lane    Executive Vice
President - Tax                      Suite 300                President, Basic
                                     Dallas, Texas 75234      Capital Management,
                                                              Inc.

Robert A. Waldman, Director,         1800 Valley View Lane    Senior Vice President
Senior Vice President, Secretary     Suite 300                General Counsel and
and General Counsel                  Dallas, Texas 75234      Secretary, Basic
                                                              Capital Management
                                                              Inc.


                               Schedules - Page 1

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                               ART HOLDINGS, INC.

                                                      PRESENT BUSINESS IN
 NAME AND CAPACITY WITH                                WHICH EMPLOYMENT IS
   ART HOLDINGS, INC.          BUSINESS ADDRESS             CONDUCTED
 ----------------------        ----------------       --------------------
Robert A. Waldman,           1800 Valley View Lane    Senior Vice President,
Director and Secretary       Suite 300                General Counsel and
                             Dallas, Texas 75234      Secretary, Basic Capital
                                                      Management, Inc.

Ronald E. Kimbrough,         1800 Valley View Lane    Executive Vice President
Director, Vice President     Suite 300                and Chief Financial
and Chief Financial          Dallas, Texas 75234      Officer, Basic Capital
Officer                                               Management, Inc.


                               Schedules - Page 2

                                   SCHEDULE 3

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

NAME AND CAPACITY WITH                                 PRESENT BUSINESS IN
    BASIC CAPITAL                                      WHICH EMPLOYMENT IS
   MANAGEMENT, INC.           BUSINESS ADDRESS              CONDUCTED
----------------------        ----------------         -------------------
Ryan T. Phillips,           1800 Valley View Lane      President, Signature
Director                    Suite 300                  Asset Management, Inc.
                            Dallas, Texas 75234

Mickey Ned Phillips,        Rolling Hills Circle       President, Ned Phillips
Director 264                Gaffney, SC 29340          Construction Company

Ronald E. Kimbrough,        1800 Valley View Lane      Executive Vice
Executive Vice President    Suite 300                  President, Basic Capital
and Chief Financial         Dallas, Texas 75234        Management, Inc.
Officer

Mark W. Branigan,           1800 Valley View Lane      Executive Vice President
Executive Vice President    Suite 300                  - Residential, Basic
- Residential               Dallas, Texas 75234        Capital Management, Inc.

David W. Starowicz,         1800 Valley View Lane      Executive Vice
Executive Vice President    Suite 300                  President, Basic Capital
- Commercial Asset          Dallas, Texas 75234        Management, Inc.
Management

Louis J. Corna,             1800 Valley View Lane      Executive Vice President
Executive Vice President    Suite 300                  - Tax, Basic Capital
- Tax                       Dallas, Texas 75234        Management, Inc.

Robert A. Waldman,          1800 Valley View Lane      Senior Vice President,
Senior Vice President,      Suite 300                  General Counsel and
Secretary and General       Dallas, Texas 75234        Secretary, Basic Capital
Counsel                                                Management, Inc.

                               Schedules - Page 3

                                   SCHEDULE 4

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         SYNTEK ASSET MANAGEMENT, INC.



NAME AND CAPACITY WITH                                 PRESENT BUSINESS IN
    SYNTEK ASSET                                       WHICH EMPLOYMENT IS
   MANAGEMENT, INC.           BUSINESS ADDRESS              CONDUCTED
----------------------        ----------------         -------------------

Ronald E. Kimbrough,        1800 Valley View Lane      Executive Vice
Executive Vice President    Suite 300                  President, Basic Capital
and Chief Financial         Dallas, Texas 75234        Management, Inc.
Officer

Mark W. Branigan,           1800 Valley View Lane      Executive Vice
Executive Vice President    Suite 300                  President, Basic Capital
- Residential               Dallas, Texas 75234        Management, Inc.

David W. Starowicz,         1800 Valley View Lane      Executive Vice
Executive Vice President    Suite 300                  President, Basic Capital
- Commercial Asset          Dallas, Texas 75234        Management, Inc.
Management

Robert A. Waldman,          1800 Valley View Lane      Senior Vice President,
Senior Vice President,      Suite 300                  General Counsel and
Secretary and General       Dallas, Texas 75234        Secretary, Basic Capital
Counsel                                                Management, Inc.

                               Schedules - Page 4

                                   SCHEDULE 5

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                        AMERICAN REALTY INVESTORS, INC.

 NAME AND CAPACITY WITH                                   PRESENT BUSINESS IN
AMERICAN REALTY INVESTORS                                 WHICH EMPLOYMENT IS
         INC.                    BUSINESS ADDRESS              CONDUCTED
-------------------------        ----------------         -------------------
Collene C. Currie,          4835 LBJ Freeway, 8th Floor   Director of Client
Director                    Dallas, Texas 75244           Development, Edeagroup

Earl D.. Cecil, Director    3780 Paseo Vista Famosa       Financial and Business
                            Rancho Santa Fe, CA 92091     Consultant

Richard w. Humphrey,        1800 Valley View Lane         Real Estate Sales and
Director                    Suite 300                     Acquisitions, Regis
                            Dallas, Texas 75234           Realty, Inc.

Joseph Mizrachi, Director   7700 Congress Avenue          Investments
                            Suite 3106
                            Boca Raton, Florida 33487

Ronald E. Kimbrough,        1800 Valley View Lane         Executive Vice
Executive Vice President    Suite 300                     President, Basic Capital
and Chief Financial         Dallas, Texas 75234           Management, Inc.
Officer

Louis J. Corna, Executive   1800 Valley View Lane         Executive Vice
Vice President - Tax        Suite 300                     President, Basic
                            Dallas, Texas 75234           Capital Management,
                                                          Inc.

David W. Starowicz,         1800 Valley View Lane         Executive Vice
Executive Vice President    Suite 300                     President, Basic Capital
- Commercial Asset          Dallas, Texas 75234           Management, Inc.
Management

Mark W. Branigan,           1800 Valley View Lane         Executive Vice President,
Executive Vice President    Suite 300                     Basic Capital Management,
- Residential               Dallas, Texas 75234           Inc.


Robert A. Waldman,          1800 Valley View Lane         Senior Vice President,
Senior Vice President,      Suite 300                     General Counsel and
Secretary and General       Dallas, Texas 75234           Secretary, Basic Capital
Counsel                                                   Management, Inc.

                               Schedules - Page 5

                                   SCHEDULE 6

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                               EQK HOLDINGS, INC.


                                                          PRESENT BUSINESS IN
NAME AND CAPACITY WITH EQK                                WHICH EMPLOYMENT IS
     HOLDINGS, INC.              BUSINESS ADDRESS              CONDUCTED
--------------------------       ----------------         -------------------
Ronald E. Kimbrough,           1800 Valley View Lane      Executive Vice
Director and Vice President    Suite 300                  President, Basic
                               Dallas, Texas 75234        Capital Management,
                                                          Inc.

Mark W. Branigan, Vice         1800 Valley View Lane      Executive Vice
President                      Suite 300                  President, Basic
                               Dallas, Texas 75234        Capital Management,
                                                          Inc.

Louis J. Corna, Vice           1800 Valley View Lane      Executive Vice
President                      Suite 300                  President, Basic
                               Dallas, Texas 75234        Capital Management,
                                                          Inc.

Robert A. Waldman, Director    1800 Valley View Lane      Senior Vice
and Secretary                  Suite 300                  President, General
                               Dallas, Texas 75234        Counsel and
                                                          Secretary, Basic
                                                          Capital Management,
                                                          Inc.

John Cook, Vice President      1800 Valley View Lane      Vice President
                               Suite 300                  Basic Capital
                               Dallas, Texas 75234        Management, Inc.

Thomas Bell, Vice President    1800 Valley View Lane      Vice President
                               Suite 300                  Basic Capital
                               Dallas, Texas 75234        Management, Inc.


                               Schedules - Page 6